Sun Life Financial U.S. variable annuity gross sales exceed US$1 billion

Toronto, ON (June 20, 2007) -- Sun Life Financial Inc. (TSX/NYSE: SLF) announced today that it exceeded the US$1 billion mark in U.S. variable annuity gross sales for the first five months of 2007, representing an increase of 66% over the comparable period in 2006. In the months of April and May, the company achieved aggregate variable annuity gross sales of US$529 million.

“Sun Life’s innovative Income ON DemandSM annuity product, combined with the continuing execution of our distribution strategy, are fueling impressive sales growth in the United States and solidly positioning us within key retirement and demographic markets,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial.

Sun Life also announced today that the Company’s Chinese joint venture life insurance company, Sun Life Everbright Life Insurance Company, received China Insurance Regulatory Commission (CIRC) preparatory approval for Shanghai, mainland China's financial centre and a very strong operating base for our Chinese joint venture partner, China Everbright Group. Sales in Shanghai are expected to begin in the fourth quarter subject to CIRC operating approval. This approval brings the Company's operations in China to a total of 14 cities. China is key to Sun Life's strategy of expanding its global distribution.

“We have consistently delivered on our ROE and earnings growth goals,” said Richard P. McKenney, Executive Vice-President and Chief Financial Officer. “Our announcements today reinforce that our diversified earnings platform will drive our growth going forward.”

These announcements were made as part of Sun Life Financial’s 2007 Investor Day. The presentations highlighted how Sun Life has continued to deliver on its growth and distribution expansion strategies in each of its markets:

  In Canada, Sun Life recently announced the integration of its brand strategy to leverage the Sun Life Financial brand. Individual insurance sales have increased as a result of a successful re-entry into the wholesale market and continued productivity improvements in the Sun Life Financial Advisors channel.
  In the U.S. market, Individual Life sales have grown on the strength of active relationships with nine of the top 10 U.S. independent distributors, including National Financial Partners and M Financial Group. In addition, the Company’s U.S. Group Insurance business solidified its top 10 market position with the recent acquisition of a significant employee benefits business.
  At MFS, assets under management exceeded US$200 billion in April 2007, and pre-tax operating profit margin ratio increased to 34% in the first quarter of 2007. MFS continued to achieve superior investment performance, with 74%, 82% and 75% of its funds ranked in the top half of their Lipper Category Average over 1, 3 and 5 years respectively as of March 31, 2007.
  Sun Life’s Asian operations continue to demonstrate significant growth. Birla Sun Life’s direct sales force in India has grown to over 45,000 advisors in 116 branches serving 95 cities as of March 31, 2007.

The Company also announced that it has determined the next generation of its financing structure to support its U.S. universal life insurance products. The Company expects reducing levels of new business strain commencing in the second quarter of 2007, with the full benefits of the solution anticipated to be realized by year-end.

The 2007 Investor Day webcast and related information is available at www.sunlife.com/InvestorDay . The webcast and presentation will be archived on our website following the event.

Use of Non-GAAP Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, earnings per share (EPS) and return on equity (ROE). Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, ROE for business groups, pre-tax operating profit margin ratios, financial performance measures prepared on a constant currency basis, Embedded Value and Value of New Business. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.

Forward-Looking Statements

Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com and www.sec.gov .

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2007, the Sun Life Financial group of companies had total assets under management of $446 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Kevin Strain

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com